MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                Twelve Months           Year
                                    Ended               Ended
                             September 30, 2001    December 31, 2000
                                   (In thousands of dollars)

Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income              $163,395           $111,028

Income Taxes                        106,019             69,650
                                    269,414            180,678

Rents (a)                             5,714              3,952

Interest (b)                         53,866             51,801

Total Earnings Available
 for Fixed Charges                 $328,994           $236,431

Preferred Dividend Requirements    $    762           $    766

Ratio of Income Before Income
 Taxes to Net Income                   165%               163%

Preferred Dividend Factor on
 Pretax Basis                         1,257              1,249

Fixed Charges (c)                    59,580             55,753

Combined Fixed Charges and
 Preferred Stock Dividends         $ 60,837           $ 57,002

Ratio of Earnings to Fixed
 Charges                               5.5x               4.2x

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock Dividends         5.4x               4.1x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.